Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges
Archer Daniels Midland Company
Expressed in Thousands

	Year Ended June 30			Six Months Ended December 31	Years Ended December 31
	2010	2011	2012	2012	2013	2014
Earnings
Earnings Before Income Taxes	$2,585,099	$3,015,311	$1,764,898	$997,275	$2,023,341	$3,129,966
Less: Equity in Earnings of
Unconsolidated Affiliates, Net of
Dividends	(326,232)	(396,755)	(243,121)	(200,833)	(285,263)	(214,979)
Less: Capitalized Interest
Included in Interest Expense Below	(75,060)	(7,211)	(20,869)	(11,548)	(16,434)	(17,863)
Less: Noncontrolling Interest	10,996	17,573	(18,387)	(2,184)	(11,868)	(4,553)
Total Earnings	2,194,803	2,628,918	1,482,521	782,710	1,709,776	2,892,571
Fixed Charges
Interest Expenses:
Consolidated Interest Expense	421,461	482,298	441,765	212,527	412,810	336,633
Capitalized Interest	75,060	7,211	20,869	11,548	16,434	17,863
Total Interest Expense	496,521	489,509	462,634	224,075	429,244	354,496
Amortization of Debt Discount(1)	3,805	4,282
One Third of Rental Expenses	80,682	83,764	69,648	35,295	66,311	64,681
Total Fixed Charges	581,008	577,555	532,282	259,370	495,555	419,177
Earnings Available for Fixed Charges	$2,775,811	$3,206,473	$2,014,803	$1,042,080	$2,205,331	$3,311,748
Ratio of Earnings to Fixed Charges	4.78	5.55	3.79	4.02	4.45	7.90

(1) Effective fiscal 2012, the Company reclassified amortization of debt discount to interest expense.